Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc.

(Commission File No. 000-08084)

On May 4, 2018, Eversource Energy (“Eversource”) issued the following statements via Twitter posts:

Twitter Posts

Certain Information Regarding Participants:

Eversource and certain of its trustees, executive officers and employees may be deemed participants in the solicitation of proxies from Connecticut Water Service, Inc. (“CTWS”) shareholders in connection with CTWS’s Special Meeting of Shareholders. Information about the interests in CTWS of Eversource and such trustees, executive officers and employees is set forth in a preliminary proxy statement that was filed with the SEC on April 27, 2018 (the “Eversource Proxy”).

Additional Information:

Investors are urged to read in its entirety the Eversource Proxy, which is available now, and the definitive proxy statement and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Eversource Proxy, and any other documents filed by Eversource with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Eversource Proxy and such other documents may also be obtained free of charge by contacting D.F. King & Co., Inc. at: (800) 967-5071 or 48 Wall Street, 22nd Floor, New York, New York 10005.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Eversource has made for a business combination transaction with CTWS. In furtherance of this proposal and subject to future developments, if Eversource and CTWS agree on a negotiated transaction, Eversource and CTWS may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Eversource and/or CTWS file with the SEC in connection with the proposed transaction. Investors are urged to read carefully the registration statement(s), tender offer statement(s), prospectus(es), proxy statement(s) and other documents filed with the SEC when they become available because they will contain important information about Eversource, CTWS and the proposed transaction. Investors may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Forward Looking Statements:

This document contains Eversource’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements with respect to plans and intentions regarding the Eversource Proposal and the anticipated results and benefits from the transaction. These statements are “forward-looking statements.” In some cases, readers can identify these forward-

looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: that we may fail to reach agreement on terms of a potential transaction with CTWS, or fail to complete any such transaction on a timely basis or on favorable terms; negative effects on CTWS’s business resulting from the pendency of the merger proposals; that we may not receive regulatory approvals within the expected timeframe; and that we may not be able to close the proposed transaction with CTWS promptly and effectively, or at all. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.